METROPOLITAN BANK HOLDING CORP.

99 Park Avenue, 12th Floor
New York, New York 10016

August 26, 2021

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metropolitan Bank Holding Corp.
Registration Statement on Form S-3 (Registration No. 333-254197)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Metropolitan Bank Holding Corp., a New York corporation (the “Company”), hereby requests that the Company's above-referenced Registration Statement on Form S-3 be declared effective at 2:00 p.m., Eastern Time, on August 30, 2021, or as soon thereafter as is practicable.

Very truly yours,

/s/ Gregory A. Sigrist
Gregory A. Sigrist
Executive Vice President and Chief Financial Officer
(Duly Authorized Representative)